Exhibit 99.1

PRESS RELEASE

TotalEnergies Starts Up its Fourth Solar Power Plant in Japan

Paris/Tokyo, 1st February 2023 – TotalEnergies has started up commercial operation of a 51-megawatt (MW) solar power plant located in Tsu, Mie Prefecture, Japan.

The plant, connected to the electricity distribution grid, will supply its electricity to Chubu Electric Power Miraiz Co. Inc., a subsidiary of the regional utility company, through a power purchase agreement over a 17-year period.

Built in 2 years, the Haze power plant is operated with nearly 100,000 high-efficiency solar panels, ensuring the highest performance in mitigated weather conditions. The supports and foundations of the solar panels are designed in consideration of earthquakes and typhoons.

The Haze power plant operates on a surface of nearly 77 hectares and will provide enough clean and reliable electricity to serve nearly 20,000 households.

“We are delighted of the successful start-up of Tsu Haze, our fourth large scale solar power plant in Japan, with our partners Suzuka Group and Tohoku Electric. This marks a new milestone in the deployment of our renewable energy activities in Japan. With more than 150 MW of cumulative capacity in operation, we are proud to contribute to the country's energy transition.” said Vincent Stoquart, Senior Vice-President Renewables at TotalEnergies.

The commercial operation of Haze Solar Power Plant follows:

•	27MW Nanao Solar Power Plant which is in operation since 2017
•	25MW Miyako Solar Power Plant which is in operation since 2019
•	52MW Osato Solar Power Plant which is in operation since 2021

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity was 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).